November 15, 2006

Robert S. Lamont, Esq.

U.S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Kansas City Life Variable Life Separate Account (the “Separate Account”) – Post-Effective Amendment No. 17 to File No. 033-95354 and Post-Effective Amendment No. 7 to File No. 333-49000

Dear Mr. Lamont:

Kansas City Life Insurance Company (the “Company”) acknowledges the following with respect to the above-referenced filings:

(1) the effectiveness of the filings does not foreclose the Commission from taking any action with respect to the filings;

(2) the actions of the Commission or its staff does not relieve the Company, on its own behalf or on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(3) the Company, on its behalf or on behalf of the Separate Account, may not assert the actions of the Commission or the staff in providing comments on disclosure as a defenses in any proceeding initiated by the Commission under the federal securities laws of the United States.

Yours very truly,

/s/William A. Schalekamp

William A. Schalekamp

cc:	W. Thomas Conner, Esq.

WO 663610.2